March 27, 2026

Mark Hacker
Executive Vice President and Chief Legal Officer
Qwest Corporation
931 14th Street
Denver, CO 80202

       Re: Qwest Corporation
           Draft Registration Statement on Form S-4
           Submitted March 25, 2026
           CIK No. 377-09168
Dear Mark Hacker:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Edwin Kim at 202-551-3297 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Benjamin D. Stern, Esq.